                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                                  __________

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 1996
                         ------------------------------------------------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the transition period from                to
                                    --------------     ---------------


                       Commission file number    0-22033
                                              ---------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   WESLEY JESSEN SAVINGS AND RETIREMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Wesley Jessen VisionCare, Inc.
                       333 East Howard Avenue
                       Des Plaines, Illinois  60018-5903

       WESLEY JESSEN SAVINGS AND
            RETIREMENT PLAN
            ---------------

       FINANCIAL STATEMENTS AND
       ------------------------
        ADDITIONAL INFORMATION
        ----------------------

       DECEMBER 31, 1996 AND 1995
       --------------------------

                          WESLEY JESSEN SAVINGS AND
                                RETIREMENT PLAN
                                ---------------


           INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
           --------------------------------------------------------

                                                                         Page
                                                                         ----
Report of independent accountants                                           1

Financial statements:

     Statements of net assets available for plan benefits, with           2-3
     fund information at December 31, 1996 and 1995

     Statements of changes in net assets available for plan benefits,     4-5
     with fund information for the year ended December 31, 1996 and for the period from July 1, 1995 to December 31, 1995

Notes to financial statements                                             6-9

Additional information:

     Schedule I - Line 27(a) - Schedules of assets held for
     investment purposes at December 31, 1996 and 1995                  10-11

     Schedule II - Line 27(d) - Schedules of reportable
     transactions for the year ended December 31, 1996
     and for the period from July 1, 1995 to December 31, 1995          12-13

All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


June 10, 1997


To the Participants and the
 Administrative Committee of
 the Wesley Jessen Savings and
 Retirement Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Wesley Jessen Savings and Retirement Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996 and for the period from July 1, 1995 to December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                           WESLEY JESSEN SAVINGS AND
                                RETIREMENT PLAN
                                ---------------

                            STATEMENT OF NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                              AT DECEMBER 31, 1996
                              --------------------

                                                 Fund Information
                             --------------------------------------------------------
                                                                 Vanguard
                                                                F.I.S. S-T
                              Vanguard    Vanguard    Vanguard   Corporate   Vanguard
                             Wellington   Windsor     Explorer     Bond     Index 500
                                Fund        Fund        Fund     Portfolio  Portfolio
                             ----------  ----------  ----------  ---------  ----------
Registered investment
 company funds               $3,325,810  $5,901,852  $1,888,063   $272,798  $2,620,813
Receivables:
 Participant contributions       12,688      16,090       7,681      2,057      10,237
 Employer contributions         191,967     258,782     113,784     25,967     197,630
 Loan repayments                  8,920      12,087       5,940      1,146       6,308
                             ----------  ----------  ----------   --------  ----------
  Total receivables             213,575     286,959     127,405     29,170     214,175

Loans to participants               --          --          --         --          --
                             ----------  ----------  ----------   --------  ----------
Net assets available for
 plan benefits               $3,539,385  $6,188,811  $2,015,468   $301,968  $2,834,988
                             ==========  ==========  ==========   ========  ==========


                                                Fund Information
                             ------------------------------------------------
                              Vanguard    Vanguard
                              Treasury      Int'l      Wesley
                              Money Mkt    Growth      Jessen     Participant
                              Portfolio   Portfolio  Stock Fund      Loans        Total
                             -----------  ---------  -----------  -----------  -----------
Registered investment
 company funds                $4,748,025   $658,437  $       --    $      --   $19,415,798
Receivables:
 Participant contributions         6,314      4,292          --           --        59,359
 Employer contributions          297,374     77,165      701,892          --     1,864,561
 Loan repayments                  17,286      2,592          --           --        54,279
                              ----------   --------  -----------   ----------  -----------
  Total receivables              320,974     84,049      701,892          --     1,978,199

Loans to participants                --         --           --     2,252,507    2,252,507
                              ----------   --------  -----------   ----------  -----------
Net assets available for
 plan benefits                $5,068,999   $742,486  $   701,892   $2,252,507  $23,646,504
                              ==========   ========  ===========   ==========  ===========


  The accompanying notes are an integral part of these financial statements.

                           WESLEY JESSEN SAVINGS AND
                                RETIREMENT PLAN
                                ---------------

                            STATEMENT OF NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                             AT DECEMBER 31, 1995
                             --------------------


                                                                    Fund Information
                            -----------------------------------------------------------------------------------------
                                                              Vanguard
                                                             F.I.S. S-T                        Vanguard
                             Vanguard   Vanguard   Vanguard  Corporate  Vanguard   Treasury     Int'l
                            Wellington   Windsor    Explorer    Bond    Index 500  Money Mkt     Fund     Participant
                               Fund       Fund       Fund    Portfolio  Portfolio  Portfolio   Portfolio      Loan        Total
                            ---------- ---------- ---------- --------- ---------- ----------- ----------- -----------  -----------
Registered investment
 company funds              $2,580,330 $4,604,835 $1,353,613  $294,755 $1,647,547  $5,217,726    $390,243  $    -      $16,089,049
Receivables:
  Participant contributions      1,744      2,142        961       185      1,286       1,188         459       -            7,965
  Loan repayments                1,543      2,322      1,037       203        989       5,411         405       -           11,910
                            ---------- ---------- ---------- --------- ---------- ----------- ----------- -----------  -----------
     Total receivables           3,287      4,464      1,998       388      2,275       6,599         864       -           19,875

Loans to participants              -          -          -          -         -           -            -    2,218,453    2,218,453
                            ---------- ---------- ---------- --------- ---------- ----------- ----------- -----------  -----------
Net assets available for
 plan benefits              $2,583,617 $4,609,299 $1,355,611  $295,143 $1,649,822  $5,224,325    $391,107 $2,218,453   $18,327,377
                            ========== ========== ========== ========= ========== =========== =========== ===========  ===========


  The accompanying notes are an integral part of these financial statements.

                           WESLEY JESSEN SAVINGS AND
                                RETIREMENT PLAN
                                ---------------

                      STATEMENT OF CHANGES IN NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1996
                     ------------------------------------

                               Fund Information
                     --------------------------------------------------------------------------------------------------------------
                                                                      Vanguard
                                                                      F.I.S.S-T                Vanguard      Vanguard
                              Vanguard     Vanguard       Vanguard    Corporate   Vanguard     Treasury        Int'l       Wesley
                             Wellington     Windsor       Explorer      Bond      Index 500    Money Mkt      Growth       Jessen
                                Fund          Fund          Fund      Portfolio   Portfolio    Portfolio     Portfolio   Stock Fund
                             -----------  ------------  -----------  ----------  -----------  ------------  ----------  -----------

Investment income -
  Interest and dividends     $  253,833   $   563,814   $  102,326   $  19,474   $   54,949   $   244,780    $ 28,326   $         -

Realized gain (loss) on
  sale of investments            13,602        55,426       14,302      (2,158)      27,291             -       5,424             -
Unrealized appreciation
(depreciation)
  of investments                173,909       577,260       91,019      (2,220)     362,496             -      38,844             -

Contributions:
  From participants             270,624       361,164      173,089      32,437      250,018       146,346     104,244             -
  From employer                 290,933       385,383      172,968      36,999      283,772       348,241     112,304       701,892
                             ----------   -----------   ----------   ---------   ----------   -----------    --------   -----------

    Total contributions         561,557       746,547      346,057      69,436      533,790       494,587     216,548       701,892

Distributions and
withdrawals                    (551,485)   (1,051,770)    (250,014)    (25,115)    (344,275)   (1,004,311)    (94,368)            -

Loan repayments                 139,419       224,284      103,792      19,561      103,127       370,174      51,394             -

Rollovers and other
transfers to the plan           229,923       287,425      131,304      41,690      188,408       359,602      63,197             -

Interfund transfers             135,010       176,526      121,071    (113,843)     259,380      (620,158)     42,014             -
                             ----------   -----------   ----------   ---------   ----------   -----------    --------   -----------
Increase (decrease) in
assets during year              955,768     1,579,512      659,857       6,825    1,185,166      (155,326)    351,379       701,892

Net assets available for
plan benefits:
  At beginning of period      2,583,617     4,609,299    1,355,611     295,143    1,649,822     5,224,325     391,107             -
                             ----------   -----------   ----------   ---------   ----------   -----------    --------   -----------

  At end of period           $3,539,385   $ 6,188,811   $2,015,468   $ 301,968   $2,834,988   $ 5,068,999    $742,486   $   701,892
                             ==========   ===========   ==========   =========   ==========   ===========    ========   ===========

                            -------------------------
                             Participant
                                Loans        Total
                             -----------  -----------

Investment income -
  Interest and dividends     $  189,618   $ 1,457,120

Realized gain (loss) on
  sale of investments                 -       113,887
Unrealized appreciation
(depreciation)
  of investments                      -     1,241,308

Contributions:
  From participants                   -     1,337,922
  From employer                       -     2,332,492
                             ----------    ----------

    Total contributions               -     3,670,414

Distributions and
withdrawals                     856,187    (2,465,151)

Loan repayments              (1,011,751)         -

Rollovers and other
transfers to the plan              -        1,301,549

Interfund transfers                -             -
                             ----------    ----------
Increase (decrease) in
assets during year               34,054     5,319,127

Net assets available for
plan benefits:
  At beginning of period     $ 2,218,453  $18,327,377
                             -----------  -----------

  At end of period           $ 2,252,507  $23,646,504
                             ===========  ===========



The accompanying notes are an integral part of these financial statements.


                                                     WESLEY JESSEN SAVINGS AND
                                                          RETIREMENT PLAN
                                                          ---------------

                                                STATEMENT OF CHANGES IN NET ASSETS
                                                   AVAILABLE FOR PLAN BENEFITS,
                                                       WITH FUND INFORMATION
                                       FOR THE PERIOD FROM JULY 1, 1995 TO DECEMBER 31, 1995
                                       -----------------------------------------------------


                                                         Fund Information
                             -----------------------------------------------------------------------------------------------------

                                                                     Vanguard
                                                                    F.I.S. S-T                 Vanguard
                              Vanguard     Vanguard     Vanguard    Corporate     Vanguard     Treasury     Vanguard
                             Wellington     Windsor     Explorer       Bond      Index 500     Money Mkt  Int'l Growth Participant
                                Fund         Fund         Fund      Portfolio    Portfolio     Portfolio   Portfolio      Loans
                             ----------   ----------   ----------   ---------    ----------   ----------   ----------  -----------
Investment income -
 Interest and dividends      $   87,257   $  462,494   $  105,172    $  5,444    $   25,213   $  126,728   $  10,180   $    77,499

Realized gain (loss) on
 sale of investments              9,556       11,723        4,737         167         7,492            -        (943)            -

Unrealized appreciation
 (depreciation)
 of investments                 147,653     (309,504)     (21,189)      3,229       121,659            -        (936)            -

Contributions -
 From participants               40,040       73,135       23,261       4,022        29,807      113,921      10,800             -
                             ----------   ----------   ----------    --------    ----------   ----------   ---------   -----------
 Total contributions             40,040       73,135       23,261       4,022        29,807      113,921      10,800             -

Distributions and
 withdrawals                   (222,582)    (407,971)    (104,710)    (11,773)     (156,780)    (551,477)    (42,735)      754,520

Loan repayments                  43,725       73,803       23,451       5,299        16,072      237,188      10,555      (410,093)

Rollovers and other
 transfers to the plan        2,336,650    4,449,242    1,196,389     195,483     1,389,387    6,122,279     416,311     1,796,527

Interfund transfers             141,318      256,377      128,500      93,272       216,972     (824,314)    (12,125)            -
                             ----------   ----------   ----------    --------    ----------   ----------   ---------   -----------
Increase in assets during
 period                       2,583,617    4,609,299    1,355,611     295,143     1,649,822    5,224,325     391,107     2,218,453

Net assets available for
 plan benefits:
  At beginning of period              -            -            -           -             -            -           -             -

                             ----------   ----------   ----------    --------    ----------   ----------   ---------   -----------

  At end of period           $2,583,617   $4,609,299   $1,355,611    $295,143    $1,649,822   $5,224,325   $ 391,107   $ 2,218,453
                             ==========   ==========   ==========    ========    ==========   ==========   =========   ===========


                               Total
                            -----------
Investment income -
 Interest and dividends     $   899,987

Realized gain (loss) on
 sale of investments             32,732

Unrealized appreciation
 (depreciation)
 of investments                 (59,088)

Contributions -
From participants               294,986
                            -----------
 Total contributions            294,986

Distributions and
 withdrawals                   (743,508)

Loan repayments                       -

Rollovers and other
 transfers to the plan       17,902,268

Interfund transfers                   -
                            -----------
Increase in assets during
 period                      18,327,377

Net assets available for
 plan benefits:
  At beginning of period              -
                            -----------

  At end of period          $18,327,377
                            ===========

The accompanying notes are an integral part of these financial statements.

                           WESLEY JESSEN SAVINGS AND
                                RETIREMENT PLAN
                                ---------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1996 AND 1995
                          --------------------------


NOTE 1 - PLAN DESCRIPTION:
--------------------------

The Wesley Jessen Savings and Retirement Plan (the "Plan") was established as of July 1, 1995 by Wesley Jessen Corporation (the "Company"), a wholly owned subsidiary of Wesley Jessen VisionCare, Inc. Formerly, participants of the Plan were participants in a similar plan sponsored by a predecessor employer. Subsequent to the purchase of the predecessor's business by the Company on June 29, 1995, continuing employees of the Company became eligible to participate in the Plan, and their account balances in the previous plan were transferred into the Plan.

The following description of the Plan is provided for general informational purposes. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution savings and profit-sharing plan covering all eligible employees of Wesley Jessen Corporation. The Plan is administered by the Administrative Committee (the "Administrator") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Administrative Committee, on behalf of the Plan, has appointed Vanguard Fiduciary Trust Company (the "Trustee") as the Plan's trustee and recordkeeper.

Eligibility
-----------

Effective January 1, 1996, the Plan provides benefits covering substantially all employees of the Company provided that they have completed at least 90 days of service. Prior to January 1, 1996, the Plan provided benefits only to employees that had completed at least one year of service.

Investments
-----------

The Plan provides participants with seven investment options as follows:

Vanguard Wellington Fund
Invests in common stocks and fixed income securities.

Vanguard Windsor Fund
Invests primarily in common stocks.

Vanguard Explorer Fund
Invests in equity securities of relatively small companies.

Vanguard Fixed Income Securities Short Term Corporate Bond Portfolio
Invests in a diversified portfolio of corporate bonds, short-term U.S. Treasury and U.S. Agency Securities, and high rated bank instruments.

Vanguard Index 500 Portfolio
Strives to provide results which correspond to the performance of the S&P 500 index.

Vanguard Treasury Money Market Portfolio
Invests exclusively in direct U.S. Government obligations, primarily U.S. Treasury bills.

Vanguard International Growth Portfolio
Invests in common stock of companies based outside the United States that have above-average growth potential.

Wesley Jessen Stock Fund
Invests in common stock of Wesley Jessen VisionCare, Inc.


Contributions and vesting
-------------------------

Effective January 1, 1996, the Plan provides that qualified employees may make pre-tax elective contributions to the Plan between 1% and 15% of annual compensation, which will be matched by the Company at a rate of 50% of each participant's elective contribution up to 6% of annual compensation. Prior to January 1, 1996, qualified employees were only permitted to contribute up to 4% of annual compensation to the Plan. Additionally, the Plan also provides that the Company's Board of Directors may elect to make an additional discretionary contribution to participants' accounts as determined by the Company. Contributions are subject to certain limitations as defined by the Internal Revenue Code of 1986 (the "Code").

Participant contributions vest upon deposit. Company contributions are fully vested after four years of service. Forfeitures of unvested amounts are used to offset future Company contributions.

Distributions and withdrawals
-----------------------------

In the event of retirement, death, disability, or termination of employment for any other reason, a participant's vested interest in the Plan is distributed in a lump-sum payment or, at the election of the participant, in periodic installments. Under certain limited circumstances, participants may withdraw part or all of their pre-tax contributions while still employed by the Company.

Loans
-----

Any participant may apply for a loan from the portion of their account attributable to their elective contributions. Loans must be a minimum of $1,000, with a maximum of the lesser of 50% of the participant's vested balance or $50,000 reduced by the highest outstanding balance of loans from the plan during the prior one-year period. Loan terms generally do not exceed five years, but loans for the purchase of a principal residence may have terms up to twenty years. Each loan bears an interest rate which is commensurate with the prevailing market rates.

Termination of the Plan
-----------------------

The Company intends to continue the Plan without interruption, but reserves the right to discontinue the Plan at any time. Upon termination or partial termination of the Plan, the balance of the participants' accounts shall become fully vested and payable to the participants in accordance with the Plan's provisions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
-----------------------------------------

Basis of accounting
-------------------

The financial statements have been prepared on the accrual basis of accounting. Distributions to participants, however, are recorded when paid, in accordance with ERISA regulations. Participant distributions payable at year-end are not presented as a liability in the statement of net assets available for plan benefits or as a distribution to participants in the statement of changes in net assets available for plan benefits.

Contributions
-------------

Contributions, including matching and discretionary contributions, are recorded when the related compensation is earned. A discretionary profit-sharing contribution of $1,818,467 was declared by the Company for the year ended December 31, 1996 and is included in employer contributions receivable at December 31, 1996. Included in rollovers and other transfers for the year ended December 31, 1996 is a transfer of $1,277,825 from the predecessor employer, representing an additional discretionary contribution.

Valuation of investments
------------------------

All investments, except participant loans, are presented at fair value based upon the market values of the underlying securities. Loans receivable from participants are recorded at historical value, which is considered to approximate fair value. Investment earnings are recognized when earned. Unrealized appreciation or depreciation resulting from changes in market value is recognized in the period in which it occurs.

Administrative expenses
-----------------------

In accordance with the Plan agreement, investment related expenses are paid from Plan assets and are included in the accompanying financial statements as an adjustment to the basis of securities purchased and sold. All other administrative expenses which are not paid by the Plan are paid by the Company.

Use of estimates
----------------

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management regarding the reported amounts of assets and liabilities as well as the revenue and expenses recognized during the reporting period. Actual results could differ from these estimates.

NOTE 3 - TAX STATUS
-------------------

The Internal Revenue Service has issued a favorable determination letter dated April 24, 1997 with respect to the qualified tax status of the Plan. The Plan administrator and the Company believe that the Plan is designed and is currently operating in compliance with the applicable Code requirements. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4 - BENEFIT OBLIGATIONS
----------------------------

Benefit obligations for persons who have withdrawn from participation in the Plan as of December 31, 1996 and 1995 were as follows:

                                         December 31,  December 31,
                                             1996          1995
                                         ------------  ------------

       Vanguard Wellington Fund              $ 41,147         $   -
       Vanguard Windsor Fund                   57,620             -
       Vanguard Explorer Fund                   3,163             -
       Vanguard F.I.S. S-T Corporate
         Bond Portfolio                            99             -
       Vanguard Index 500 Portfolio            20,724             -
       Vanguard Treasury Money Market
         Portfolio                              7,968             -
       Vanguard International Growth
         Portfolio                              1,039             -
                                             --------  ------------
                                             $131,760         $   -
                                             ========  ============

These amounts are reflected as distributions and liabilities in the Plan's December 31, 1996 and 1995 Forms 5500, but have not been reflected as distributions and liabilities within these financial statements.

                                                                      SCHEDULE I
                                                                      ----------

                           WESLEY JESSEN SAVINGS AND
                                RETIREMENT PLAN
                                ---------------

         LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1996
                             --------------------

  Identity of issue                                Description of investment                Cost         Market value
  -----------------                                -------------------------                ----         ------------
*Vanguard Wellington Fund                         Registered investment company         $ 3,033,475       $ 3,325,810
*Vanguard Windsor Fund                            Registered investment company           5,571,335         5,901,852
*Vanguard Explorer Fund                           Registered investment company           1,815,443         1,888,063
*Vanguard F.I.S. Short Term
  Corporate Bond Portfolio                        Registered investment company             272,724           272,798
*Vanguard Index 500 Portfolio                     Registered investment company           2,160,553         2,620,813
*Vanguard Treasury Money Market Portfolio         Registered investment company           4,748,026         4,748,025
*Vanguard International Growth Portfolio          Registered investment company             620,355           658,437
*Participant Loans                                Loans other than mortgages, 7-10%               0         2,252,507
                                                                                        -----------       -----------
TOTALS                                                                                  $20,474,418       $21,668,305
                                                                                        ===========       ===========


*Represents party-in-interest

                                                                      SCHEDULE I
                                                                      ----------
                           WESLEY JESSEN SAVINGS AND
                                RETIREMENT PLAN
                                ---------------

         LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1995
                             --------------------


  Identity of issue                                Description of investment                Cost         Market value
  -----------------                                -------------------------                ----         ------------
*Vanguard Wellington Fund                         Registered investment company          $ 2,432,677      $ 2,580,330
*Vanguard Windsor Fund                            Registered investment company            4,914,339        4,604,835
*Vanguard Explorer Fund                           Registered investment company            1,374,803        1,353,613
*Vanguard F.I.S. Short Term
  Corporate Bond Portfolio                        Registered investment company              291,526          294,755
*Vanguard Index 500 Portfolio                     Registered investment company            1,525,888        1,647,547
*Vanguard Treasury Money Market Portfolio         Registered investment company            5,217,726        5,217,726
*Vanguard International Growth Portfolio          Registered investment company              391,180          390,243
*Participant Loans                                Loans other than mortgages, 7-10%                0        2,218,453
                                                                                         -----------      -----------
TOTALS                                                                                   $18,366,592      $18,307,502
                                                                                         ===========      ===========


*Represents party-in-interest



                                                                                                                         SCHEDULE II
                                                                                                                         -----------

                                                     WESLEY JESSEN SAVINGS AND
                                                          RETIREMENT PLAN
                                                          ---------------

                                         LINE 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                                               FOR THE YEAR ENDED DECEMBER 31, 1996
                                               ------------------------------------

                                                                                                               Current
                                   Number                                          Expense                     value of       Net
 Identity                            of                                            incurred                    asset on     realized
 of party        Description       Trans-     Purchase       Selling     Lease       with         Cost of     transaction   gain or
 involved         of asset         actions     price          price      rental   transaction      asset         date        (loss)
----------   -------------------   -------   -----------   -----------   ------   -----------   -----------   -----------   --------
*Vanguard
 Fiduciary
 Trust
 Company    Vanguard Wellington
             Fund                  100      $ 1,152,846   $     -       $  -     $     -       $ 1,152,846   $ 1,152,846   $   -

                                   114            -           594,878      -           -           553,203       594,878     41,675

            Vanguard Windsor
             Fund                  109        1,862,544         -          -           -         1,862,544     1,862,544       -

                                   128            -         1,198,214      -           -         1,206,476     1,198,214     (8,262)

            Vanguard Explorer
             Fund                  100          766,406         -          -           -           766,406       766,406       -

                                   107            -           337,276      -           -           326,204       337,276     11,072

            Vanguard Index 500
             Portfolio             102          975,057         -          -           -           975,057       975,057       -

                                   100            -           391,578      -           -           346,747       391,578     44,831

            Vanguard Treasury
             Money Market
             Portfolio             142        1,581,825         -          -           -         1,581,825     1,581,825       -

                                   145            -         2,051,489      -           -         2,051,489     2,051,489       -

*Represents party-in-interest

                                                                     SCHEDULE II
                                                                     -----------

                           WESLEY JESSEN SAVINGS AND
                                RETIREMENT PLAN
                                ---------------

               LINE 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
             FOR THE PERIOD FROM JULY 1, 1995 TO DECEMBER 31, 1995
             -----------------------------------------------------

                                                                                                               Current
                                   Number                                          Expense                     value of       Net
 Identity                            of                                            incurred                    asset on     realized
 of party        Description       Trans-     Purchase       Selling     Lease       with         Cost of     transaction   gain or
 involved         of asset         actions     price          price      rental   transaction      asset         date        (loss)
----------   -------------------   -------   -----------   -----------   ------   -----------   -----------   -----------   --------
*Vanguard
 Fiduciary
 Trust
 Company     Vanguard Wellington
              Fund                   53      $ 2,691,720   $     -       $  -     $     -       $ 2,691,720   $ 2,691,720   $   -

                                     47            -           268,599      -           -           259,043       268,599      9,556

             Vanguard Windsor
              Fund                   61        5,389,539         -          -           -         5,389,539     5,389,539       -

                                     53            -           486,923      -           -           475,200       486,923     11,723

             Vanguard Explorer
              Fund                   53        1,519,247         -          -           -         1,519,247     1,519,247       -

                                     43            -           149,181      -           -           144,444       149,181      4,737

             Vanguard Index 500
              Portfolio              54        1,693,469         -          -           -         1,693,469     1,693,469       -

                                     34            -           175,073      -           -           167,581       175,073      7,492

             Vanguard Treasury
              Money Market
              Portfolio              70        6,682,412         -          -           -         6,682,412     6,682,412       -

                                     69            -         1,464,856      -           -         1,464,856     1,464,856       -

*Represents party-in-interest

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Wesley Jessen Savings and Retirement Plan
                                       -----------------------------------------
                                                      (Name of plan)


Date June 9, 1997
                                        /S/ Michael R. Southard
                                       -----------------------------------------
                                            Michael R. Southard,
                                            Vice President, Human Resources

                                 EXHIBIT INDEX


Exhibit
Number    Description

23.1    Consent of Price Waterhouse LLP